Mail Stop 4561

December 1, 2008

Mr. Stan Vashovsky
Chairman and Chief Executive Officer
Health Systems Solutions, Inc.
405 N. Reo Street, Suite 300
Tampa, FL 33609

> **Re: Health Systems Solutions, Inc.**
> **Form 8-K Filed on November 14, 2008**
> **Forms 10-Q For the Quarterly Periods Ended June 30, 2008 and**
> **September 30, 2008**
> **File No. 000-27197**

Dear Mr. Vashovsky:

We have reviewed your response letter dated October 24, 2008 and the above-referenced filings and have the following comments. If indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 26, 2008.

Form 8-K Filed on November 14, 2008

1.   Notwithstanding your response to prior comment 3, we continue to note statements about adjusted EBITDA throughout Note 1 that strongly suggest that you also use this measure as a liquidity measure. You state that it is an indicator of your capacity to fund capital expenditures and working capital requirements and to generate cash flow from operations. If you continue to refer to adjusted EBITDA in this manner you should provide a reconciliation to the nearest liquidity measure, in addition to the reconciliation provided to your GAAP net loss performance measure. Please provide us with an example of the disclosures you propose to provide in future earnings announcements.

<u>Forms 10-Q For the Quarterly Periods Ended June 30, 2008 and September 30, 2008</u>

<u>Consolidated Balance Sheets, page 1</u>

2.   Tell us how you determined that the classification of restricted cash as a current asset is appropriate. In this regard, we note that the certificate of deposit collateralizes a letter of credit related to your New York office space and that the term of that lease is ten years. Clarify whether this balance is available to the company for use in the ordinary course of business and whether the restrictions are released only at the end of the lease term.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 or me at (202) 551-3730 if you have any questions regarding the above comments.

Sincerely,

Stephen G. Krikorian
Accounting Branch Chief